January 4, 2013	Trading Symbol: TSX – HNC

Hard Creek Nickel Corporation
STOCK OPTIONS GRANTED

(VANCOUVER) – Hard Creek Nickel Corporation (the “Company”) today announces that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granting 2,650,000 stock options to certain Consultants, Directors, Officers and Employees, exercisable at $0.10 per share, expiring January 4, 2018.

On behalf of the Board of Directors of Hard Creek Nickel Corporation,

"MARK JARVIS"

     Mark Jarvis, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7     Tel: 604 681 2300 Fax: 604 681 2310
E: info@hardcreek.com     W: www.hardcreek.com